David C. Benoit

Vice President, Finance and CFO

Connecticut Water Service, Inc.

NASDAQ: CTWS

93 West Main Street

Clinton, Connecticut 06413-1600

PHONE: 860-664-6030 FAX: 860-669-9326

Email: dbenoit@ctwater.com

November 5, 2013

VIA EDGAR Correspondence

and electronic mail (niethamerj@sec.gov)

Mr. Jason Niethamer

Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Connecticut Water Service, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013 (File No. 0-08084)

Dear Mr. Niethamer:

As you discussed with Ted Whittemore of Murtha Cullina LLP of Hartford, Connecticut on November 4, 2013, Connecticut Water Service, Inc. hereby advises you that, in response to the November 1, 2013 comment letter of the SEC’s Division of Corporation Finance, it intends to submit a written reply letter on or before Monday, November 25, 2013.

If you have any questions regarding this letter, please feel free to contact Mr. Whittemore by electronic mail at: ewhittemore@murthalaw.com or by telephone at (860) 240-6075 or to contact me directly by electronic mail at: dbenoit@ctwater.com or by telephone at (860) 664-6030.

Regards,

/s/ David C. Benoit
David C. Benoit
Vice President – Finance, Chief Financial Officer and Treasurer

cc:	Ted Whittemore